Exhibit 99.423

March 21, 2022

DELIVERED VIA SEDAR

Ontario Securities Commission (Principal Regulator)

Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Prince Edward Island Office of the Superintendent of Securities Office

Newfoundland and Labrador Securities Commission

Canadian Securities Exchange

Neo Exchange

Dear Sirs/Mesdames:

RE:	NEXTECH AR SOLUTIONS CORP.

Short Form Base Shelf Prospectus dated March 21, 2022

SEDAR PROJECT 03287849

We refer to the (final) short form base shelf prospectus of Nextech AR Solutions Corp. (the “Corporation”) dated March 21, 2022 (the “Final Prospectus”) relating to the offer for sale from time to time of common shares, debt securities, warrants, subscription receipts, and units of the Corporation, or any combination thereof, up to an aggregate amount of $75,000,000.

We hereby consent to the use of and reference to our firm name under the headings “Agent for Service of Process”, Legal Opinions and Experts” and under the subheading “Interests of Experts” in the Final Prospectus, which opinion is dated as of the date of the Final Prospectus.

We confirm that we have read the Final Prospectus and all information therein, and have no reason to believe that there are any misrepresentations in the information contained in the Final Prospectus that is within our knowledge as a result of the services we performed in connection with the Final Prospectus.

Best regards,

/s/ “Fogler, Rubinoff LLP”